March 25, 2025

Zhang Guowei
Chief Executive Officer
Jingbo Technology, Inc.
Floor 1 to 6, No. 1 to 10 Chuangyi Road
Yinhu Village, Shoujiang Town
Fuyang District, China 310000

       Re: Jingbo Technology, Inc.
           Form 10-K/A for the Fiscal Year Ended February 29, 2024 Form 10-K for the Fiscal Year Ended February 29, 2024
           Response dated March 14, 2025
           File No. 000-56570
Dear Zhang Guowei:

       We have reviewed your March 14, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
13, 2025 letter.

Form 10-K/A for the Fiscal Year Ended February 29, 2024
VIE Structure and Risks Relating to Our Corporate Structure, page 3

1. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China
Securities
       Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
       other governmental agency that is required to approve the VIE   s
operations, and state
       affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the
VIEs: (i) do
 March 25, 2025
Page 2

       not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Financial Information Related to the Consolidated VIEs, Trusts and Partnerships, page 8

2. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also
       disaggregate the parent company, the VIEs and its consolidated subsidiaries, the
       WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the
       VIE, as well as the nature and amounts associated with intercompany transactions.
       Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Transfers of Cash through Our Organizations, page 8

3. Provide a clear description of how cash is transferred through your organization.
       Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.
       Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Item 1A. Risk Factors
"We do not have direct ownership of some of our operating entities in Chinese Mainland, but exercise control over...", page 16

4. You disclose that 31% of [Y]our current revenue is derived from our VIEs in Chinese
       Mainland. Your disclosures appear to infer ownership over the VIEs
(e.g.,    our
       VIEs   ). Please refrain from using terms such as    we    or    our
when describing
       activities or functions of a VIE.
 March 25, 2025
Page 3



Item 9. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedure, page 69

5. We note your response to prior comment 3 and reissue our comment. We note that you did not disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of February 29, 2024. Please revise to disclose management's conclusion of the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities
       Exchange Act of 1934. We refer you to Item 307 of Regulation S-K. Please note that
       Item 9 of the Form 10-K requires that you furnish information required by Item 307 and 308 of Regulation S-K.

6. We note that your most recent amendment no longer includes the following statement
       "Based on this assessment, management concluded that our internal controls over financial reporting were not effective as of February 29, 2024." Please revise to
       disclose management   s conclusion of the effectiveness of your internal
controls over
       financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of
       1934. We refer you to Item 308 of Regulation S-K. Please note that Item 9 of the
       Form 10-K requires that you furnish information required by Item 307 and 308 of
       Regulation S-K. In this respect, you are required to disclose managements' conclusion of the effectiveness of both disclosure controls and procedures and internal controls over financial reporting.



       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology